UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  10)*

THESTREET.COM, INC.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
88368Q103
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No.  88368Q103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Martin H. Peretz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) [x]
3. SEC Use Only
4. Citizenship or Place of Organization: United States
Number of Shares Bene- ficially Owned by Each Reporting Person With:	5. Sole Voting Power: 1,803,088
6. Shared Voting Power: 92,792
7. Sole Dispositive Power: 1,803,088
8. Shared Dispositive Power: 92,792
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,895,880
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
11. Percent of Class Represented by Amount in Row (9): 6.0%
12. Type of Reporting Person (See Instructions)
IN

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer: TheStreet.com, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 14 Wall Street, 15th Floor, New York, New York 10005

Item 2.

(a)	Name of Person Filing: Martin H. Peretz.

(b)	Address of Principal Business Office or, if none, Residence: TheStreet.com, Inc., 14 Wall Street, 15th Floor, New York, New York 10005.

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, $.01 par value per share

(e)	CUSIP Number: 88368Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated based upon the 31,538,727 Shares issued and outstanding, as of February 2, 2010, as reported on the Issuer’s Quarterly Report on Form 10-Q with respect to the quarter ended September 30, 2009, as filed with the Securities and Exchange Commission.

(a)	Amount beneficially owned (as of December 31, 2009): 1,895,880

(b)	Percent of class: 6.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,803,0881

1 Dr. Peretz has sole voting and dispositive power with respect to: (a) 300,389 Shares held directly by Dr. Peretz; (b) 1,055,541 Shares held directly or indirectly by Peretz Partners L.L.C. (“PP”), by virtue of his position as manager of PP; (c) 380,112

(Footnote continued)

Page 3 of 5 pages

(ii)	Shared power to vote or to direct the vote: 92,7922

(iii)	Sole power to dispose or to direct the disposition of: 1,803,0881

(iv)	Shared power to dispose or to direct the disposition of: 92,7922

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

N/A

(Footnote continued from previous page)
Shares held directly or indirectly by Peretz Family Investments, L.P. (“PFI”), by virtue of his position as a General Partner of PFI; (d) 25,000 Shares underlying stock options currently exercisable by Dr. Peretz under TheStreet.com’s 1998 Stock Incentive Plan; and (e) 42,046 Shares held directly by Crimson Investments III L.P. (“Crimson”) representing Dr. Peretz’s beneficial ownership of a majoriy of the partnership interests in Crimson.  Of these 1,803,088 Shares, 25,305 Shares received as merger consideration directly from the Issuer, in connection with the acquisition of a company by the Issuer, are currently being held in escrow pending disbursement to the applicable record holder subject to post-closing adjustments. Dr. Peretz hereby expressly disclaims beneficial ownership of Shares held by PP, PFI, and Crimson, and the filing of this Schedule 13G shall not be construed as an admission that Dr. Peretz is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such Shares.

2 Dr. Peretz has shared voting and dispositive power with respect to: (a) 18,174 Shares held by Trust B of which Dr. Peretz is a co-trustee; (b) 73,618 Shares held by the Trust for Martin H. Peretz, for which Dr. Peretz is the beneficiary; and (c) 1,000 Shares held by the Evgenia Peretz Trust A, for which Dr. Peretz is a co-trustee.  The filing of this Schedule 13G shall not be construed as an admission that Dr. Peretz is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Shares described in (a) through (c) of this note.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010
Date

/s/ Martin H. Peretz
Signature

Martin H. Peretz
Name/Title